EXHIBIT 12

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor
	Period from September 25 through September 30,	Period from July 1 through September 24,	Three months ended September 30,
(in millions)	2007	2007	2006
Earnings:
Income before income taxes (1)	$(49.9)	$82.0	$136.0
Interest expense	34.6	33.2	72.3
Other adjustments	3.6	7.3	8.7

Total earnings (a)	$(11.7)	$122.5	$217.0

Fixed charges:
Interest expense	$34.6	$33.2	$72.3
Other adjustments	3.6	7.3	8.7

Total fixed charges (b)	$38.2	$40.5	$81.0

Ratio of earnings to fixed charges (a/b)(2)	—	3.02	2.68

	Successor	Predecessor
	Period from September 25 through September 30,	Period from January 1 through September 24,	Nine months ended September 30,
(in millions)	2007	2007	2006
Earnings:
Income before income taxes (1)	$(49.9)	$590.2	$772.5
Interest expense	34.6	103.6	190.8
Other adjustments	3.6	23.5	23.7

Total earnings (a)	$(11.7)	$717.3	$987.0

Fixed charges:
Interest expense	$34.6	$103.6	$190.8
Other adjustments	3.6	23.5	23.7

Total fixed charges (b)	$38.2	$127.1	$214.5

Ratio of earnings to fixed charges (a/b)(2)	—	5.64	4.60

(1)

Income before income taxes includes minority interest and equity earnings in affiliates, and excludes discontinued operations. Reflecting such amounts on a cash basis would not materially impact the ratio due to the frequency of cash distributions.

(2)	The computed ratio is not meaningful as a loss was generated in the period.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Fixed charges do not include interest on income tax liabilities. Earnings consist of income before income taxes plus fixed charges.